Exhibit 4.3

DESCRIPTION OF COMMON STOCK
Our common stock is listed on the Nasdaq Global Select Market under the symbol “OBNK.” All outstanding shares of common stock are validly issued, fully paid, and nonassessable.
The following description of the terms of our common stock is not complete and is qualified in its entirety by reference to our Restated Articles of Incorporation, as amended (the “Articles of Incorporation”), and our Bylaws (the “Bylaws”), both of which are exhibits to our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.
Voting and Other Rights
The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders, unless otherwise provided by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. Our Articles of Incorporation provide that the affirmative vote of at least two-thirds of the total voting power of the Company is required to amend or repeal Article VI (Voting Amendments), Article VII (Limitation of Liability) or Article VIII (Indemnification) of our Articles of Incorporation, and that such amendment or repeal will be prospective only. Our Articles of Incorporation also provide that our Bylaws may be amended by a vote of not less than two-thirds of the total number of directors then holding office, subject to the power of the stockholders, acting by a vote of the holders of not less than two-thirds of the total voting power of the Company, to change or repeal the Bylaws, including any amendments to the Bylaws adopted by our board of directors.
Our directors are divided into three classes (Class A, Class B and Class C). Holders of our common stock are not entitled to cumulative voting in the election of directors. Directors are elected by the vote of a majority of the votes cast by the holders of shares entitled to vote at any meeting for the election of directors at which a quorum is present, provided that if the number of director nominees exceeds the number of directors to be elected at such meeting, the directors will be elected by a plurality of the votes cast by the holders of shares entitled to vote at such meeting at which a quorum is present.
No holder of our common stock has a right under the LBCA, or our Articles of Incorporation or Bylaws, to purchase shares of common stock upon any future issuance. Holders of our common stock have no conversion rights or other subscription rights. There are no other redemption or sinking fund provisions that are applicable to our common stock. In the event of our liquidation, dissolution or winding-up, whether voluntarily or involuntarily, the holders of our common stock would be entitled to share ratably in any of the net assets or funds which are available for distribution to stockholders, after the satisfaction of all liabilities and accrued and unpaid dividends and liquidation preferences on any outstanding preferred stock.
Dividends
All shares of our common stock are entitled to share equally in dividends from legally available funds, when, as, and if declared by our board of directors. Our ability to pay dividends depends on the amount of dividends paid to us by the Bank. The payment of dividends by us and the Bank is subject to government regulation, in that regulatory authorities may prohibit banks and financial holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum regulatory capital requirements. State and federal laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on our subsidiaries by statute or regulation may effectively limit the amount of dividends we can pay.
Holders of our debt securities have priority to distributions and payment over holders of our common stock. The dividend rights of holders of our common stock could also become subject to the dividend rights of holders of any outstanding preferred stock that we issue in the future.
Transfer Agent
The transfer agent and registrar for our common stock is EQ Shareowner Services.
Antitakeover Effects of Governing Documents
Our Articles of Incorporation and Bylaws contain certain provisions that could delay, discourage or prevent an attempted acquisition or change of control of the Company.

Articles of Incorporation
Article IV divides our board of directors into three classes and the directors in each class serve a three-year term. The election of directors is staggered so that approximately one-third of the board of directors is elected at each annual meeting. A vote of not less than two-thirds of the total number of directors then holding office is required to increase or decrease the number of directors.
Our Articles of Incorporation provide that the affirmative vote of at least two-thirds of the total voting power of the Company is required to amend or repeal Article VI (Voting Amendments), Article VII (Limitation of Liability) or Article VIII (Indemnification) of our Articles of Incorporation, and that such amendment or repeal will be prospective only. Additionally, our Articles of Incorporation require the vote of not less than two-thirds of the total number of directors then holding office, subject to the power of the stockholders, acting by a vote of the holders of not less than two-thirds of the total voting power of our company, to change or repeal the Bylaws, including any amendments to the Bylaws made by our board of directors.
Article IX provides that except as otherwise specifically provided by law, special meetings of the stockholders of the Company may be called by our board of directors, the chairman of our board or our chief executive officer, and shall be called by the secretary of the Company upon the written demand of the holders of at least 25% of all shares entitled to vote at the proposed meeting pursuant to a request made in accordance with procedures set forth in our Bylaws.
Finally, our board of directors, without stockholder approval, has the authority under our Articles of Incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock, while not intended as a defensive measure against takeovers, could be issued quickly and easily, which may adversely affect the rights of holders of common stock and could make it more difficult or time consuming for a third party to acquire a majority of our outstanding voting stock or otherwise effect a change of control. Within the limits described below under “Description of Preferred Stock,” our board of directors may issue preferred stock for capital raising transactions, acquisitions, joint ventures or other corporate purposes that has the effect of making an acquisition of the Company more difficult or costly.
Bylaws
Our Bylaws establish an advance notice procedure with regard to business to be brought before an annual or special meeting of stockholders and with regard to the nomination of candidates for election as directors, other than by or at the direction of the board of directors. Although this procedure does not give our board of directors any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, it may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the established procedure is not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of the nominees or proposals might be harmful or beneficial to our stockholders and us. Our board of directors may amend our Bylaws without shareholder approval.